EXHIBIT 1

TECHNICOLOR

A French société anonyme with a share capital of € 26,989,002.80
Registered Office:
1-5, rue Jeanne d’Arc – 92130 ISSY-LES-MOULINEAUX

Nanterre Register of Commerce and Companies No. 333 773 174

By-laws

(as amended on January 27, 2010)

- Unofficial translation for information purposes only-

ARTICLE 1.    FORM

Technicolor is a société anonyme organized under French law and governed by laws and regulations currently in force and to be enacted, and by these by-laws.  The Company is formed among the owners of the shares comprising the share capital, as well as of the shares that may be created in the future.

ARTICLE 2.    PURPOSE

The Company’s purpose is, directly or indirectly, in France and in any other country:

-	The taking of equity holdings or interests in any business of any nature in any form whatsoever, whether in existence or to be created.

-	The acquisition, management, and transfer of any and all real property rights and assets and any and all financial instruments, and the execution of any and all financing transactions.

-	The acquisition, transfer, and use of any and all intellectual property rights, licenses, or processes.

-	The manufacture, purchase, importation, sale, and export, anywhere, of any and all materials and products, as well as the rendering of any and all services.

It may act directly or indirectly, for its own account or for the account of third parties, whether alone or through an equity holding, agreement, association or Company, with any other legal entity or individual, and carry out, in France or abroad, in any manner whatsoever, any and all financial, commercial, industrial, real property, and personal property transactions within the scope of its purpose or involving similar or related matters.

ARTICLE 3.    NAME

The name of the Company is:

Technicolor

The records and documents issued by the Company and intended for third parties shall indicate the name of the Company, preceded or followed immediately and legibly by the words “Société Anonyme” or the initials “SA” and the indication of the amount of the share capital and of the registry number in the register of commerce and companies.

ARTICLE 4.    REGISTERED OFFICE

The registered office is at the following address:

1-5 rue Jeanne d’Arc – 92130 ISSY-LES-MOULINEAUX

It may be moved to any other location in accordance with the provisions of applicable laws and regulations.

ARTICLE 5.    TERM

The Company shall have a term of 99 years from the date of its registration in the Register of Commerce and Companies, except in the case of an extension or early dissolution.

ARTICLE 6.    SHARE CAPITAL

The share capital of the company is fixed in the amount of €26,989,002.80. It is divided into 269,890,028 fully paid-up shares, each with a nominal value of €0.10.

The share capital may be increased, decreased, depreciated, or split by decision of the appropriate meeting of shareholders under the conditions and pursuant to the methods provided for by applicable laws and regulations.

ARTICLE 7.    FORM OF THE SHARES

The fully paid-up shares, at the option of the shareholder, are held in registered or bearer form, subject to the provisions of Article 8.2.2 of these by-laws.

The shares are recorded in an account under the conditions and in the manner provided for by applicable laws and regulations. The accounts for the entry of registered securities are held by the Company or an agent chosen by the Company for such purpose. The accounts for the entry of bearer securities are held by authorized financial intermediaries.

In order to identify the holders of securities, the Company shall have the right to request at any time, at its own expense and in accordance with applicable laws and regulations, from the entity in charge of clearing and settlement of the shares, the name or company name, nationality, year of birth or year of formation, as the case may be, and address of the holders of securities giving the right, immediately or in the future, to vote in shareholders’ meetings, as well as the amount of the securities held and, as the case may be, any restrictions which may apply to such securities.

When a person who has been provided with such a request fails to provide the information within the time limits imposed by applicable laws and regulations, or provides incomplete or inaccurate information regarding either their status or the identity of the holders of the securities, the shares or securities giving access immediately or in the future to the share capital and for whom such person was recorded in account shall be deprived of the right to vote at all shareholder meetings held until the rectification of the identification, and payment of the corresponding dividend shall be deferred until such date.

ARTICLE 8.    TRANSFERS OF SHARES –THRESHOLD CROSSING

8.1  Transfers of shares

The shares are freely tradable and are transferred by account to account wire.

8.2  Threshold crossing

Without prejudice to applicable law, any legal entity or individual, whether acting alone or in concert, who comes to own directly or indirectly a number of shares or voting rights equal to or greater than 0.5% of the total number of shares or voting rights of the Company, must so inform the Company. This obligation is governed by the same provisions as those governing the legal obligation; the threshold crossing declaration is to be made within the same deadline as for the legal obligation, by registered letter with return receipt requested, by facsimile or by telex, indicating whether the shares or the voting rights are held for the account of, under the control of, or in concert with other legal entities or individuals.  An additional notice is required for each additional holding of 0.5% of the share capital or voting rights, without limitation.

This duty to inform applies under the same conditions when the equity holding or the voting rights cross below the thresholds mentioned in the preceding paragraph.

In the event of a failure to comply with the duty to inform provided above, the shareholder may, under the conditions and within the limits of applicable laws and regulations, be deprived of the right to vote in respect of the shares exceeding the relevant threshold. This penalty is independent of any penalty that may be decided by judicial decision upon request by the Chairman, a shareholder, or the Autorité des marches financiers.

For the purpose of determining the thresholds referred to above, shares or voting rights held indirectly and shares or voting rights associated with the shares or voting rights actually held, as defined by the provisions of Articles L. 233-7 et seq. of the French Commercial Code, are taken into account

The declarant must certify that the declaration includes all of the securities giving access immediately or in the future to the share capital of the Company held or owned within the meaning of the preceding paragraph. The declarant must also indicate the date or dates of acquisition.

Mutual fund management firms are required to report this information in respect of all of the voting rights attached to the shares of the Company held by the funds that they manage.

ARTICLE 9.    RIGHTS ATTACHED TO EACH SHARE

In addition to the right to vote that is attributed by law, each share gives the right to the ownership of the corporate assets, to share in the profits, and to the liquidation proceeds, in an amount equal to the portion of the share capital represented by such share.

Whenever it may be necessary to own a certain number of shares in order to exercise a right, it is the responsibility of the shareholders who do not own an adequate number of shares, as the case may be, to group their shares in the amount necessary.

The ownership of a share entails, by operation of law, adherence to the by-laws of the Company and to the decisions of the General Shareholders’ Meeting and the Board of Directors, acting by delegation of the General Shareholders’ Meeting.

ARTICLE 10.    PAYMENT OF SHARES

The portion of the nominal amount of shares issued pursuant to a capital increase which is to be paid in cash within a legal period of five years is callable under the conditions determined by the Board of Directors.

Subscribers and shareholders are informed of capital calls at least fifteen days prior to the date established for each payment by means of a notice published in a journal of legal notices of the location of the registered office or by individual registered letter.

Any delay in the payment of the amounts due on the unpaid amount of the shares shall result, by operation of law and with no required formalities, in the payment of interest calculated at the legal rate, on a daily basis, commencing from the date such amount was payable, without prejudice to any individual action the Company may bring against the defaulting shareholder and the enforcement measures provided for by applicable laws and regulations.

ARTICLE 11.    BOARD OF DIRECTORS

11.1.  Composition

The Company is governed by a Board of Directors composed of at least five and at most eighteen members.

11.2.  Directors

Except as may otherwise be provided by law, Directors are appointed by the Ordinary General Shareholders’ Meeting.

During their term of office, each Director must own at least 2,000 shares. Directors must acquire these shares in accordance with the provisions of Article L. 225-35 of the French Commercial Code.

The term of office of the Directors appointed by the ordinary General Shareholders’ Meeting is three years for all nominations and re-appointments as from May 22, 2008. The term shall expire at the end of the Shareholders’ Meeting approving the accounts of the prior fiscal year and held during the year in which the term of office expires.

Notwithstanding the foregoing, the term of office of Directors whose terms were renewed pursuant to the fifth and sixth resolutions of the Shareholders’ Meeting held on May 22, 2008 is one year, and the term of office of Directors whose terms were renewed pursuant to the seventh and eighth resolutions of the Shareholders’ Meeting held on May 22, 2008 is two years.  All future renewals of these terms, if any, shall be for the term provided in the third paragraph of this Article 11.

Directors may be reelected.

Directors may be removed at any time by the ordinary General Shareholders’ Meeting.

Directors may be individuals or legal entities. Legal entity Directors must designate, at the time of their appointment, a permanent representative, who shall be subject to the same conditions and obligations and shall bear the same civil and criminal liabilities as if he were a Director in his own name, without prejudice to the joint liability of the legal entity that he represents.  If the legal entity removes its representative, it shall give notice of such decision to the Company as soon as possible, and shall provide for the replacement thereof at the same time.

In the event of a vacancy due to the death or resignation of one or more Directors, the Board of Directors may appoint provisional Directors between two ordinary General Shareholders’ Meetings.

Appointments of Directors by the Board of Directors are submitted for ratification at the next General Shareholders’ Meeting.

A Director appointed to replace another shall hold office for the remaining term of his predecessor.

11.3.  Directors representing employee shareholders

The Board of Directors may include a Director representing employee shareholders nominated by the General Shareholders’ Meeting.

Such representative shall be nominated by the Board of Directors from among the members of the Supervisory Board of the Company common investment fund representing employees.

The term of office such Director is determined according to Article 11.2 above. Nevertheless, this term shall automatically expire, and the employee representative Director shall be treated as having resigned from his office, upon losing his or her status as an employee of a company of the group within the meaning of Article L. 225-180 of the French Commercial Code, or upon losing of his or her status as a member of the Supervisory Board of the Company common investment fund representing employees.

11.4  Observers (censeurs)

Upon the proposal of the Chairman, the Board of Directors may appoint one or two observers (censeurs).

Observers are convened at the same time as Directors and participate in meetings of the Board of Directors in an advisory capacity.

Observers are appointed for 18 months and are eligible for re-appointment.

They may but need not be chosen from among the shareholders.

ARTICLE 12.    REMUNERATION OF DIRECTORS

The General Shareholders’ Meeting may allocate to the Directors, as compensation for their activities, attendance fees in an annual fixed amount determined by the General Shareholders’ Meeting.

The distribution of attendance fees amongst the Directors is determined by the Board of Directors.

The Board of Directors may allocate special compensation to the Directors for the duties or assignments entrusted to them.

ARTICLE 13.    DELIBERATIONS OF THE BOARD OF DIRECTORS

The Board of Directors shall meet upon convocation by its Chairman as often as the interests of the Company may require and, in any event, with such frequency as may be provided for by applicable laws and regulations, at the registered office or at any other location indicated in the notice of meeting.

If the Board of Directors has not met for more than two months, one third at least of the members of the Board of Directors may ask the Chairman to convene the Board of Directors regarding a specific agenda.

The Chief Executive Officer may also ask the Chairman to convene the Board of Directors regarding a specific agenda.

The Chairman of the Board is bound by the requests addressed to him in accordance with the two previous paragraphs.

In the event of the unavailability of the Chairman, the Board of Directors may be convened by either at least one third of its members or, if the Chairman is also a Director, by the Chief Executive Officer or a Deputy Chief Executive Officer.

The decisions of the Board of Directors may be taken by video conference or any other means of communication under the conditions and within the limitations provided for by applicable regulations. For the purposes of calculating quorums and majorities, the members participating in a meeting by video conference or other telecommunication means compliant with technical requirements of applicable regulations shall be deemed to be present.

Directors may be convened to meetings of the Board of Directors by any means, including orally, by the Chairman of the Board.

The deliberations shall be taken under the quorum and majority conditions provided for by law. In the event of a tie vote the vote of the Chairman of the session shall prevail.

Any Director may give a proxy, by means of any written or electronic media, to another Director to represent him. However, during the course of a single session, each Director may only hold one proxy.

The Chief Executive Officer shall participate in the sessions of the Board of Directors.
Upon the initiative of the Chairman of the Board, the members of the management, the auditors of accounts, or other persons outside of the Company who may have particular expertise with respect to the topics on the agenda of the meeting may attend all or part of a session of the Board of Directors.

The Board of Directors may designate a secretary, who may but need not be chosen from among its members.

The minutes are to be recorded and the copies or excerpts of the resolutions are delivered and certified in accordance with the law.

ARTICLE 14.    POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the direction of the Company’s business and oversees its implementation. Subject to any powers expressly reserved by law to the General Shareholders’ Meeting, and within the limits of the corporate purpose, the Board of Directors is responsible for any question involving the proper functioning of the Company and, in its deliberations, resolves issues of concern to the Company.

In its relations with third parties, the Company is bound by the acts of the Board of Directors, even those falling outside the corporate purpose, unless it can proven that a third party knew that the act exceeded such purpose or must have known this given the circumstances, provided, however, that the sole publication of the by-laws shall not be sufficient to establish such proof.

The Board of Directors carries out such controls and verifications as it may deem appropriate. The Chairman or the Chief Executive Officer must communicate to each Director all documents and information necessary to carry out their respective functions.

ARTICLE 15.    REPRESENTATION OF THE COMPANY

All agreements concerning the Company are signed either by the Chairman of the Board, the Chief Executive Officer or one of the Deputy Chief Executive Officers, if more than one exists, or by a Director who has been delegated authority in event of the unavailability of the Chairman of the Board, or by any agent who has received a power for such purpose from any one of the foregoing persons or from the Board of Directors.

ARTICLE 16.    CHAIRMAN AND VICE-CHAIRMAN

The Board of Directors elects an individual to serve as Chairman from among its members. The Board of Directors determines his compensation and establishes the term of his office, which may not exceed his term as Director.

The Chairman organizes and leads the work of the Board of Directors, on which he reports to the General Shareholders’ Meeting.  He oversees the proper functioning of the corporate bodies and, in particular, ensures that the Directors are able to fulfill their duties.

The Chairman’s term shall automatically expire when he reaches 70 years of age.

With respect to third parties, the powers of the Chairman of the Board are those conferred on him by law.  Regarding the internal organization of the Company, these powers may be limited by the Board of Directors.

The Board of Directors may also appoint one or two Vice-Chairmen as it deems appropriate.

ARTICLE 17.    EXECUTIVE MANAGEMENT

17.1  Management

The executive management of the Company is assumed by either the Chairman of the Board, who in such case holds the title Chairman and Chief Executive Officer, or by another individual appointed by the Board of Directors and holding the title Chief Executive Officer.

The Board of Directors decides, under the quorum and majority conditions mandated by law, whether the executive management of the Company is assumed by its Chairman or by a Chief Executive Officer. Such decision shall remain valid until a new decision is made by the Board of Directors.

Shareholders and third parties are informed of such decision under the conditions of applicable laws and regulations.

When the executive management of the Company is assumed by the Chairman of the Board, the following provisions relating to the Chief Executive Officer shall apply.

The Chief Executive Officer is vested with the broadest powers to act under any circumstances on behalf of the Company. He exercises these powers within the limitations of the corporate purpose and subject to those powers expressly reserved by law to the General Shareholders’ Meeting and the Board of Directors.

The Chief Executive Officer represents the Company in its relations with third parties.

The Company is bound by the acts of the Chief Executive Officer even if they exceed the corporate purpose, unless it can proven that a third party knew that the act exceeded such purpose or must have known this given the circumstances, provided, however, that the sole publication of the by-laws shall not be sufficient to establish such proof. The provisions of the by-laws or decisions of the Board of Directors limiting the powers of the Chief Executive Officer are not enforceable against third parties.

The Board of Directors determines the compensation and the term of office of the Chief Executive Officer.

17.2  Deputy Executive Management

Upon the proposal of the Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chief Executive Officer, with the title of Deputy Chief Executive Officer.

The maximum number of Deputy Chief Executive Officers that may be appointed is five (5).

With the agreement of the Chief Executive Officer, the Board of Directors determines the scope and duration of the powers granted to the Deputy Chief Executive Officers.

The Board of Directors determines the compensation of the Deputy Chief Executive Officers.

With respect to third parties, the Deputy Chief Executive Officers have the same powers as the Chief Executive Officer.

In the event of a vacancy in the office of Chief Executive Officer, the functions and powers of the Deputy Chief Executive Officers shall continue until the appointment of a new Chief Executive Officer, unless the Board of Directors decides otherwise.

ARTICLE 18.    STATUTORY AUDITORS

The audit of the Company shall be conducted by one or more principal and secondary statutory auditors, who are appointed and exercise their duties in accordance with applicable law.

At the time of their appointment or, as the case may be, the renewal of their appointment, the statutory auditors must not be older than 65 years of age.

ARTICLE 19.    SHAREHOLDERS’ MEETINGS

Shareholders’ meetings are convened and deliberate pursuant to applicable laws and regulations.

Shareholders’ meetings shall be held at the Company’s registered office or at such other location as may be specified in the convening notice. At the time of the convocation, the Board of Directors may decide to broadcast publicly the entirety of such meetings by video conference and/or electronic transmission in accordance with applicable regulations. In such case, shareholders who attend the meeting by video conference or remote communication are deemed to be present for purposes of calculating the quorum in accordance with applicable regulations. This decision is communicated, as the case may be, in the meeting notice and the covening notice.

Two designated members of the Workers’ Council may also attend the General Shareholders’ Meetings. Upon their request, they are heard during any deliberations requiring the unanimous approval of the shareholders. The Chief Executive Officer or any person having received a delegation shall inform the Workers’ Council by any means of the date and place of the convened General Shareholders’ Meeting.

Every shareholder has the right, upon proof of identity, to participate in General Shareholders’ Meetings, by attending in person, by mailing in a voting form or by designating a proxy.

Such participation is subject to the recording of the shares, either in the Company’s registered share account, or in a bearer share account held by an authorized intermediary, within the time limits and under the conditions provided for by applicable regulations.  In the case of bearer shares, the recording of the shares is confirmed by a certificate of participation delivered by the authorized intermediary.

The shareholders’ meetings are chaired by the Chairman of the Board or, in his absence, by the Vice-Chairman or, in the absence of both the Chairman and the Vice-Chairman, by a Director specially authorized for such purpose by the Chairman of the Board, failing which the shareholders’ meeting elects a Chairman. The monitors are chosen from the two members of the shareholders’ meeting who so accept and who represent the largest number of votes.

The bureau of the meeting designates the Secretary, who need not be a shareholder. An attendance list is maintained under the conditions provided by law.

Copies or excerpts of the minutes of the shareholders’ meeting are validly certified by the Chairman of the Board or a Deputy Chief Executive Officer, or by the Secretary of the shareholders’ meeting.

ARTICLE 20.    RIGHT TO VOTE

Shareholders may, under the conditions set forth by applicable laws and the regulations, send their proxy and voting forms by mail for any shareholders’ meeting, either in paper format or, upon a decision of the Board of Directors published in the meeting notice and the covening notice, by facsimile.

Each shareholder shall have as many votes as the shares that he possesses or represents by proxy.

ARTICLE 21.    FISCAL YEAR

Each fiscal year commences on January 1 and ends on December 31.

ARTICLE 22.    ALLOCATION AND DISTRIBUTION OF PROFITS

The income statement, which summarizes the income and expenses of the fiscal year, shows, after deduction of depreciation and reserves, the profit or loss for the fiscal year.

Legal reserves are deducted from the income of each fiscal year, reduced, as the case may be, by the prior losses. Distributable profits comprise the profits of the fiscal year reduced by prior losses and amounts used for reserves, in accordance with applicable law, and increased by retained earnings.

The General Shareholders’ Meeting may, upon the proposal of the Board of Directors, deduct from such profits any amount it deems appropriate to fund any ordinary or extraordinary discretionary reserve funds, or to retain earnings.

The balance, if any, is distributed among all shares in proportion to the amount of such shares that is fully paid-up and not amortized.

The Board of Directors may decide to distribute an advance on dividends in the manner and under the conditions provided for by law.

ARTICLE 23.  EXTENSION, DISSOLUTION, AND LIQUIDATION

At least one year prior to the expiration of the term of the Company, the Board of Directors shall convene an extraordinary General Shareholders’ Meeting to decide whether the term of the Company should be extended.

Except in the event of judicial dissolution as provided for by law, the Company shall be dissolved upon the expiration of the term set forth in the by-laws or by decision of the General Shareholders’ Meeting.

In the event of the dissolution of the Company, one or more liquidators shall be appointed by the General Shareholders’ Meeting, under the quorum and majority conditions required for ordinary General Shareholders’ Meetings.

The liquidator represents the Company. He is vested with the broadest powers to convert the assets to cash, including by amicable means. He is required to pay the creditors and to distribute the available balance.

The General Shareholders’ Meeting may authorize the liquidator to continue business matters in progress or to undertake new matters as is necessary for the liquidation.

The sharing of the remaining net assets after redemption of the par value of the shares is distributed among the shareholders in the same proportions as their equity holdings.